SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                              Global Crossing Ltd.
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3921A100
------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 15, 2000
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  |X| Rule 13d-1(d)




-----------------------------------
       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.          G3921A100           13G             Page 2 of 5 Pages
--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Canadian Imperial Bank of Commerce

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [X]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada


        NUMBER OF           5.     SOLE VOTING POWER                    0
          SHARES
       BENEFICIALLY         6.     SHARED VOTING POWER         75,537,827
         OWNED BY
           EACH             7.     SOLE DISPOSITIVE POWER             0
        REPORTING
       PERSON WITH          8.     SHARED DISPOSITIVE POWER    75,537,827

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              75,537,827

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [  ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              9.7%

12.      TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                              Page 3 of 5 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13G

         This Amendment No. 2 to the Schedule 13G filed on February 16, 1999 (the "Schedule 13G") is on behalf of Canadian Imperial Bank of Commerce, a bank organized under the Bank Act of Canada. The disclosure set forth in Items 4 and 6 in the Schedule 13G is hereby amended and restated in its entirety in the manner set forth herein. The disclosure set forth in Items 1,2,3,5,7,8,9 and 10 of the Schedule 13G remains unchanged and is only restated herein.

Item 1.

    (a)      Name of Issuer: Global Crossing Ltd. (the "Company")

    (b) Address of Issuer's Principal Executive Offices: 110 East 59th Street, New York, New York 10022

Item 2.

    (a) Name of Person Filing: This Statement on Schedule 13G is being filed by Canadian Imperial Bank of Commerce ("CIBC").

    (b) Address of Principal Business Office: The principal business address of CIBC is Commerce Court, Toronto, Canada M5L 1A2.

    (c) Citizenship: CIBC is a bank organized under the Bank Act of Canada.

    (d)      Title of Class of Securities: Common Stock

    (e)      CUSIP Number: G3921A100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)   [ ] Broker or dealer registered under Section 15 of the Exchange Act;

    (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c)   [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

    (e)   [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);




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                                                              Page 4 of 5 Pages


   (g)    [ ]  A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);

   (h)    [ ]  A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

   (i)    [ ]  A  church  plan  that  is  excluded  from  the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)    [ ]  Group, in accordance with Rule 13d-1(b)(I)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.  Ownership.

         On February 15, 2000, CIBC WG Argosy Merchant Fund 3, L.P., the direct beneficial holder of 15,656,351 of the 88,438,623 shares of Common Stcok beneficially owned by CIBC at that time, distributed 12,900,796 shares of Common Stock to its limited partners. Upon such distribution, such shares were no longer deemed beneficially owned by CIBC.

         After giving effect to such distribution, CIBC may be deemed to beneficially own 75,537,827 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), which are directly held by subsidiaries and affiliates of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to such Common Stock. See
         Item 6. Jay R. Bloom and Dean C. Kehler, directors of the Company, share voting and dispositive power with respect to 11,453,529 shares of the Common Stock held by certain affilaites of CIBC and may be deemed to beneficially own such shares, though each disclaims such beneficial ownership except to the extent of their pecuniary interest in such Common Stock.

         (a)   Amount Beneficially Owned: 75,537,827 shares of Common Stock.

         (b) Percent of Class: 9.7% (based on 780,557,017 shares of Common Stock reported outstanding as of March 3, 2000).

         (c)   Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:    0

               (ii)   shared power to vote or to direct the vote: 75,537,827

               (iii)  sole power to dispose or to direct the disposition of:  0

               (iv)   shared power to dispose or to direct the disposition of:
                      75,537,827



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                                                             Page 5 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As noted above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 75,537,827 shares of the Company's Common Stock which are held for the benefit of subsidiaries and affiliates of CIBC. Such subsidiaries and affiliates have the right to receive dividends as well as the proceeds from the sale of the Common Stock. The interests of each of such persons and entities (other than Global Crossing Ltd. LDC, a wholly-owned subsidiary of CIBC), taken individually, do not exceed more than five percent of the class of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 2000


                                    CANADIAN IMPERIAL BANK OF COMMERCE


                                    By:    /s/ Christopher Greene
                                        ----------------------------------
                                        Name: Christopher Greene
                                        Title:   Vice President




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